LVH_Exhibit 99.2 (FS December 31 2007) Form 6k May 5 2008

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2007 and 2006

(Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas from Home.com Entertainment Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in note 17 to the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 29, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. The Company sold a subsidiary in 2006, which was a major source of revenue as described in note 4 to the financial statements.  Our report to the shareholders dated April 29, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 29, 2008

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

(Canadian Dollars) (note 2)

	2007	2006

Assets

Current
Cash and cash equivalents (note 7)	$6,166,076	$8,273,201
Accounts receivable (note 8)	115,737	425,611
Due from related parties (note 13(a))	17,512	60
Prepaids and lease deposits	13,234	15,000

	6,312,559	8,713,872
Lease Deposit	4,619	0
Equipment and Software Development (note 9)	843,493	903,483

Total Assets	$7,160,671	$9,617,355

Liabilities

Current
Accounts payable and accrued liabilities	$257,827	$472,427
Obligation under capital lease (note 10)	0	1,019
Due to related parties (note 13(b))	343	5,196

Total Liabilities	258,170	478,642

Stockholders' Equity

Capital Stock (note 11)	30,253,288	29,792,819
Share Subscriptions	850,000	0
Contributed Surplus	3,159,311	2,717,716
Deficit	(27,360,098)	(23,371,822)

Total Stockholders’ Equity	6,902,501	9,138,713

Total Liabilities and Stockholders' Equity	$7,160,671	$9,617,355

Commitments and Subsequent Events (notes 16 and 18)

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations

Years Ended December 31

(Canadian Dollars) (note 4)

	2007		2006		2005

Revenues		$1,568,732		$748,425	$0

Expenses
Advertising and promotion		39,961		457,204	26,890
Amortization		265,242		561,377	359,563
Salaries and benefits		2,612,833		2,819,595	1,141,279
Rent, office and miscellaneous		443,784		475,534	259,571
Consulting and professional fees		804,893		380,404	231,656
Travel, meals and entertainment		256,016		271,258	280,686
Management fees		360,000		360,000	270,000
Bank charges, interest and foreign exchange
(recovery)		890,771		(46,001)	(42,346)
Legal, accounting and audit		202,177		264,246	131,122
Donations		0		16,000	51,500
Regulatory and transfer agent fees		12,147		22,419	38,822
Shareholder communication		7,150		5,512	17,116
		5,894,974		5,587,548	2,765,859
Loss Before Other Items		(4,326,242)		(4,839,123)	(2,765,859)
Other Items
Interest income		304,305		109,593	76,210
Loss on marketable securities		0		(119,019)	(167,927)
Gain on settlement of debt (note 14)		112,369		0	0
Gain on settlement of lawsuit		0		0	97,382
		416,674		(9,426)	5,665
Loss after Other Items		(3,909,568)		(4,848,549)	(2,760,194)
Income (Loss) from Discontinued Operations, net of tax
Discontinued operations (note 4)		(78,708)		1,139,955	3,848,935
Loss on sale of subsidiary (note 4)		0		(884,834)	0
Income (Loss) from Discontinued Operations, net of tax		(78,708)		255,121	3,848,935
Net Income (Loss) and Other Comprehensive Income (Loss) for the Year		$(3,988,276)		$(4,593,428)	$1,088,741
Basic Loss Per Share, Before Discontinued Operations		$(0.04)		$(0.05)	$(0.03)
Basic Earnings Per Share, Effect of Discontinued Operations		$0.00		$0.00	$0.05
Basic Earnings (Loss) Per Share		$(0.04)		$(0.05)	$0.01
Diluted Earnings Per Share	$	N/A	$	N/A	$0.01
Weighted Average Number of Common Shares Outstanding – Basic		101,428,720		97,236,825	84,337,774

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Share Capital				Contributed	Share	Total Stockholders’ Equity
	Shares	Amount	Deficit		Surplus	Subscriptions
Balance, December 31, 2004	69,858,678	$17,299,101	$(19,867,135)	$	$ 2,451,298	$750,000	$ 633,264
Net income for the year	0	0	1,088,741		0	0	1,088,741
Shares issued for cash
Exercise of warrants	2,430,000	428,000	0		0	0	428,000
Exercise of options	2,740,500	463,360	0		0	0	463,360
Private placement	17,485,500	8,432,031	0		0	(750,000)	7,682,031

Reclassification of contributed surplus on exercise of options	0	474,343	0		(474,343)	0	0
Stock-based compensation	0	0	0		329,399	0	329,399
Balance, December 31, 2005	92,514,678	27,096,835	(18,778,394)		2,306,354	0	10,624,795

Net loss for the year	0	0	(4,593,428)		0	0	(4,593,428)
Shares issued for cash
Exercise of warrants	465,000	99,000	0		0	0	99,000
Exercise of options	584,592	93,755	0		0	0	93,755
Shares issued for non-cash
Acquisition of three card games software	6,670,000	2,401,200	0		0	0	2,401,200

Reclassification of contributed surplus on exercise of options	0	102,029	0		(102,029)	0	0
Stock-based compensation	0	0	0		513,391	0	513,391

Balance, December 31, 2006	100,234,270	29,792,819	(23,371,822)		2,717,716	0	9,138,713

Net loss for the year	0	0	(3,988,276)		0	0	(3,988,276)
Shares issued for cash
Exercise of warrants	25	25	0		0	0	25
Exercise of options	1,961,500	247,755	0		0	0	247,755

Repurchase under normal course issuer bid (note 11(b))	(125,000)	(36,875)	0		14,375	0	(22,500)
Share subscriptions	0	0	0		0	850,000 850,000	850,000

Reclassification of contributed surplus on exercise of options	0	249,564	0		(249,564)	0	0
Stock-based compensation	0	0	0		676,784	0	676,784

Balance, December 31, 2007	102,070,795	$30,253,288	$(27,360,098)		$3,159,311	$850,000	$ 6,902,501

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2007	2006	2005
Operating Activities
Net income (loss)	$(3,988,276)	$(4,593,428)	$1,088,741
Items not involving cash
Amortization	265,242	561,377	382,655
Capitalization of deferred amortization
on software development	0	0	7,677
Effect of foreign currency on cash	562,712	36,133	132,052
Stock-based compensation	676,784	513,392	329,399
Loss on sale of subsidiary	0	884,834	0
Write-off of discontinued operations accounts payable	(43,077)	0	0
Loss on sale of marketable securities	0	119,019	0
Write-down of marketable securities	0	0	167,927
Loss on settlement of lawsuit	0	0	(97,382)
Gain on debt settlement	(112,369)	0	0
	(2,638,984)	(2,478,673)	2,011,069
Changes in non-cash working capital
Accounts receivable	309,874	410,204	(602,543)
Prepaids and security deposits	(2,853)	(4,942)	75,400
Due from related party	(17,452)	4,680	371,347
Accounts payable and accrued liabilities	(80,554)	(646,643)	847,209
Due to related parties	(4,853)	(55,733)	52,404
	204,162	(292,434)	743,817
Cash Provided by (Used in) Operating Activities	(2,434,822)	(2,771,107)	2,754,886
Financing Activities
Common shares issued, net of issue costs	247,780	192,755	8,573,391
Share repurchase	(22,500)	0	0
Subscriptions received	850,000	0	0
Other obligations	0	0	(516,008)
Capital lease payments	(1,019)	(21,799)	(20,276)
Cash Provided by Financing Activities	1,074,261	170,956	8,037,107
Investing Activities
Proceeds on sale of marketable securities	0	310,317	0
Purchase of marketable securities	0	(50,100)	(546,780)
Purchase of equipment	(183,852)	0	(704,245)
Proceeds from sale of subsidiary (note 4)	0	2,751,774	0
Additions to software development	0	(511,126)	(979,579)
Cash Provided by (Used in) Investing Activities	(183,852)	2,500,865	(2,230,604)
Effect of Foreign Currency on Cash	(562,712)	(36,133)	(132,052)
Inflow (Outflow) of Cash	(2,107,125)	(135,419)	8,429,337
Cash and Cash Equivalents (Cheques Issued in Excess of Funds on Deposit), Beginning of Year	8,273,201	8,408,620	(20,717)
Cash and Cash Equivalents, End of Year	$6,166,076	$8,273,201	$8,408,620

Supplemental Information (note 12)

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

1.

Nature of Operations

The principal business of Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) and its subsidiary, MT Ventures Inc. (“MTV”), is the development and licensing of software for online multi-player interactive card games.

During 2006, the Company incorporated MTV a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce Limited (UK)”), a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

Although management believes that the Internet gaming related activities of MTV will represent a lawful business, there is the risk that the legality of the Internet gaming related activities of MTV may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

2.

Going-Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern" basis, which assumes that the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the "going-concern" assumption used in preparing these financial statements.

If the "going-concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars.  These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (note 17).

The sale of the Company’s Action Poker Gaming Network (“APGN”) to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and, therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in these consolidated financial statements (note 4).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

4.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.

After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

The results of discontinued operations, less applicable income taxes, have been reported as a separate element of net income (loss) before other items for both current and prior periods.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

4.

Discontinued Operations (Continued)

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Summarized selected financial information for the discontinued operations is as follows:

	2007	2006	2005
Revenue	$ 0	$ 12,073,508	$ 11,645,108
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 1,139,955	$ 3,848,935
Loss on sale of subsidiary	0	884,834	0
Income (loss) from discontinued operations, net of tax	$ (78,708)	$ 255,121	$ 3,848,935

5.

Significant Accounting Policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MTO Commerce Ltd. (Cyprus), MT Ventures Inc. (Antigua),  and MT Commerce Limited (UK). All intercompany balances and transactions have been eliminated.

b)

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available–for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in net income (loss). Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

c)

Comprehensive Income

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income.  The historical make-up of net income has not changed.  Other comprehensive income consists of gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

d)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness.

e)

Amortization

Amortization of software and development costs and furniture and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Office furniture

- 20% declining-balance

f)

Software development costs

The Company capitalized its software development costs.  Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs met the criteria for deferral and amortization under Canadian generally accepted accounting principles.  The criteria included identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever was higher, commencing in the year when commercial sales of the products commenced.

g)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments.

Under this method, stock-based payments are recorded as an expense over the vesting period or on the grant date if they vest immediately, with a corresponding increase to contributed surplus under stockholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

h)

Revenue recognition

The Company recognizes revenues from licensees on an accrual basis upon completion of each game according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized (note 15).

j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar, therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities, and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income (loss).

k)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted earnings (loss) per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

l)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions in the determination of fair value of stock-based compensation, rates of amortization for equipment and software development, and determination of valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

m)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

n)

Future accounting changes

(i)

Capital disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(ii)

Financial instruments

In February 2007, CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of these new sections on its consolidated financial statements.

(iii)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

(n)

Future accounting changes (Continued)

(iv)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(v)

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

6.

Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivable; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

a)

Fair value

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents, accounts receivable and amounts due from licensees.  Cash is placed with major financial institutions rated in the two highest grades by  nationally recognized rating agencies.  Risks on accounts receivable from licensees are minimal.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

6.

Financial Instruments (Continued)

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company does not utilize derivatives to manage the foreign currency risk.

Of the Company’s cash and cash equivalents 77% are in US dollars. The Company’s reported earnings include gain/losses on foreign exchange, which largely reflect revaluation of approximately US$4,804,000 (CDN $4,762,200) of US dollar denominated cash and cash equivalents.

7.

Term Deposits

               The following term deposits were held by the Company at December 31, 2007 and 2006:

Interest Rate Maturity Value

3.93% January 7, 2008 $ 400,000
4.68% March 4, 2008 $ 4,800,000*

               *Term deposit in US dollars.

8.

Accounts Receivable

Accounts receivable is comprised of the following:

	2007	2006

Due from licensees	$68,383	$338,374
Accounts receivable	47,354	87,237

	$115,737	$425,611

9.

Equipment and Software Development

		Accumulated	2007
	Cost	Amortization	Net Book Value

Software and development costs	$526,577	$250,247	$276,330
Computer equipment	987,525	441,762	545,763
Furniture	21,400	0	21,400

	$1,535,502	$692,009	$843,493

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

9.

Equipment and Software Development (Continued)

		Accumulated	2006
	Cost	Amortization	Net Book Value

Software and development costs	$526,577	$144,923	$381,654
Computer equipment	803,673	281,844	521,829

	$1,330,250	$426,767	$903,483

During the year 2007, the amount of $Nil (2006: $130,976) consisting of salaries was capitalized as software development costs.

10.

Obligation Under Capital Lease

The following is the schedule of future minimum lease payments under capital lease:

	2007	2006

2007	$0	$2,469

Total minimum lease payments	0	2,469
Less: Amount representing interest and executory costs	0	1,450

Present value of net minimum lease payments	0	1,019
Less: Current portion	0	1,019

Obligation under capital lease	$0	$0

11.

Capital Stock

a)

Authorized:  Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.  There are no preferred shares issued.

b)

Issued:

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

During the year ended December 31, 2007, LVFH arranged with Special Opportunity Ltd. (“SPO”), an investment holding company, to enter into a private placement with the Company to subscribe for 5,000,000 units of the securities of the Company at CDN $0.17 per unit with one whole warrant to buy an additional share at CDN $0.25 for a period of twelve months. LVFH received the proceeds prior to the end of the year; however, all necessary regulatory approvals were not completed until subsequent to year-end and, as such, the Company did not issue the shares until all necessary regulatory approvals were obtained.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

b)   Issued (Continued)

During the year ended December 31, 2006, the Company issued 584,592 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $93,755.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

On November 4, 2002, the Company entered into a licensing agreement with Zab Resources Inc. (formerly Bronx Ventures Inc.) (“Zab”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Zab, were restricted from trading until May 1, 2007.

c)

Warrants:

During the year ended December 31, 2007, the Company issued 25 common shares of the Company as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

c)  Warrants (Continued)

The following summarizes the warrants that have been issued, exercised, cancelled or expired during the years ended December 31, 2007, 2006 and 2005:

		Weighted
		Average
	Number	Exercise
	of Warrants	Price

Balance, December 31, 2004	6,645,000	$ 0.19
Issued	8,742,750	$ 0.82
Exercised	(2,430,000)	$ 0.19

Balance, December 31, 2005	12,957,750	$ 0.59
Issued	0	N/A
Exercised	(465,000)	$ 0.21
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84
Issued	0	N/A
Exercised	(25)	$ 1.00
Expired	(7,942,725)	$ 0.84
Balance, December 31, 2007	0	0

At December 31, 2007 and 2006, the following warrants were outstanding and exercisable.

		Exercise	Number of Shares
Expiry Date		Price	2007	2006

January 7, 2007		$0.25	0	1,700,000
May 13, 2007		$1.00	0	6,242,750

Balance, end of year	$	and 1.00	0	7,942,750

d)

Stock options:

During 2004, the Company’s stockholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX.V, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s stockholders, which was held on June 30, 2005, the stockholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX.V approval, the Company grants stock options to employees, directors, officers and consultants.  As at December 31, 2007, there are 1,438,844 stock options available for granting.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

d)

Stock options: (Continued)

From time to time the Company grants stock options to employees, officers, directors and consultants pursuant to the rules and regulations of the TSX.V.  During the year ended December 31, 2007, 1,912,000 stock options were forfeited, 2,017,000 stock options expired unexercised and, as a result, the Company granted 3,525,000 stock options to officers, consultants and employees.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, forfeited and expired during the years ended December 31, 2007 and 2006.  The options vest 25% on grant and thereafter at 25% every six months.

	Number	Weighted Average
	of Options	Exercise Price

Balance, December 31, 2005	9,971,592	$ 0.19
Granted	9,815,000	$ 0.12
Exercised	(584,592)	$ 0.16
Expired	(5,549,000)	$ 0.17
Balance, December 31, 2006	13,653,000	$ 0.15
Granted	3,525,000	$ 0.19
Forfeited	(1,912,000)	$ 0.24
Exercised	(1,961,500)	$ 0.13
Expired	(2,017,000)	$ 0.25
Balance, December 31, 2007	11,287,500	$ 0.13

At December 31, 2007 and 2006, the following stock options were outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price per common share with the following expiry dates:

	2007			2006
	Options Outstanding			Options Outstanding
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2007	$ 0.00	0	$ 0	$ 0.22	3,888,000	$ 61,710
2008	$ 0.19	107,500	0	$ 0.20	265,000	0
2009	$ 0.12	8,485,000	84,850	$ 0.12	9,500,000	0
2010	$ 0.17	2,695,000	7,675	$ 0.00	0	0
	$ 0.13	11,287,500	$ 92,525	$ 0.15	13,653,000	$ 61,710

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

d)

Stock options: (Continued)

	2007			2006
	Options Exercisable			Options Exercisable
	Weighted			Weighted
	Average	Number of	Aggregate	Average	Number of	Aggregate
Expiry	Exercise	Shares Under	Intrinsic	Exercise	Shares Under	Intrinsic
Date	Price	Option	Value	Price	Option	Value

2007	$ 0.00	0	$ 0	$ 0.22	3,815,500	$ 3,763,000
2008	$ 0.14	77,500	0	$ 0.22	87,500	4,098,000
2009	$ 0.12	6,316,250	63,163	$ 0.12	2,375,000	0
2010	$ 0.17	961,250	1,919	$ 0.00	0	0
	$ 0.13	7,355,000	$ 65,082	$ 0.18	6,278,000	$ 7,861,000

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of  $155,717 (2006: $513,392; 2005: $146,963) was recognized as salaries expense, and $521,067 (2006: $0; 2005: $182,436) was recognized as consulting expense.

The weighted average fair value of options granted and vested during the years ended December 31, 2007 and 2006 were as follows:

2007			2006
Number 0f Options	Weighted Average Exercise Price	Weighted Average Fair Value Options	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Options
1,815,000(a)	$ 0.14	$0.18	9,500,000(a)	$ 0.17	$ 0.22
555,000(b)	$ 0.51	$0.51	85,000(b)	$ 0.31	$ 0.31
1,155,000(c)	$ 1.42	$1.34	230,000(c)	$ 0.19	$ 0.17

Exercise Price:

(a)

is less than the market price of the Company’s stock on the grant date.

(b)

equals the market price of the Company’s stock on the grant date.

(c)

exceeds the market price of the Company’s stock on the grant date.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2007	2006	2005
Expected life (years)	3	2	2
Interest rate	4.19%	2.89%	3.00%
Volatility	94.00%	113.43%	186.43%
Dividend yield	0.00%	0.00%	0.00%

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

11.

Capital Stock (Continued)

e)

Earnings (loss) per share:

	2007	2006	2005
Weighted average number of shares outstanding - Basic	101,428,720	97,236,825	84,337,774
Pro-rated dilutive warrants	N/A	N/A	5,384,605
Pro-rated dilutive options	N/A	N/A	3,084,620

Weighted average number of shares outstanding - Diluted	101,428,720	97,236,825	92,806,999

12.

Supplemental Information to Consolidated Statements of Cash Flows

Supplementary Information	2007	2006	2005
Shares issued for acquisition of three card games software	$0	$2,401,200	$0
Furniture (included in accounts payable)	$21,400	$0	$0
Interest paid	$84	$2,721	$6,864

13.

Related Party Transactions

The Company shares office space and certain expenses with Zab, Mountain Capital Inc. (“MCI”), Touchdown Capital Inc. (“TDCI”) and Colt Resources Inc. (“CRI”), companies related by  certain common officers and directors.  Rent for the office premises is paid by the Company.  Zab, MCI, TDCI and CRI are charged for their proportionate share of office rent and office services provided by the Company.   Effective January 1, 2008, MCI and CRI have relocated offices and terminated the services provided by the Company.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On January 7, 2005, Zab acquired 1,250,000 units of LVFH at a price of $0.20 per unit.  Each LVFH unit consisted of one LVFH common share and one-half of one warrant.  One whole warrant was required to purchase one LVFH common share at $0.25 per share for a period of 24 months.  In January 2006, Zab exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

On May 5, 2006, Zab sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see notes 4, 11 and 13(c)(ii)).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

Related Party Transactions (Continued)

a)

  Due from related parties

	2007	2006
Receivables from MCI
Rent charged by LVFH	$ 318	$ 0
Office services charged by LVFH	1,272	0
	1,590	0
Receivables from TDCI
Rent charged by LVFH	318	0
Office services charged by LVFH	1,272	0
	1,590	0
Receivable from Zab
Rent charged by LVFH	318	0
Office expense charged by LVFH	1,272	0
Reimbursements for expenses paid by LVFH	504	0
	2,094	0
Receivables from CRI
Rent charged by LVFH	2,120	0
Office services charged by LVFH	8,480	0
Reimbursements for expenses paid by LVFH	1,638	0
	12,238	0
Receivable from directors	0	60
Receivable from related parties	$ 17,512	$ 60

b)  Due to related parties

	2007	2006
Payable to Zab
Payroll expenses charged to LVFH	$ 0	$ 5,196
Payable to directors	343	0
	$ 343	$ 5,196

c)  Related party transactions are measured at the exchange amount and comprised of the following:

(i)

management fees paid to a company owned by two directors in the amount of $360,000 (2006: $360,000; 2005: $270,000);

(ii)

the Company paid $Nil (2006: $219,160; 2005: $484,804) to Zab for its share of gaming royalties generated from its investment in the three card games software.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

13.

Related Party Transactions (Continued)

(c) (Continued)

(iii)

paid to the Company:

The Company charged Zab for:
(a) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);
(b) rent expenses of $4,000 (2006 - $6,000; 2005 - $6,000); and

The Company charged CRI for:
(c) rent of $11,500 (2006 - $Nil; 2005 - $Nil);
(d) office expenses of $46,000 (2006 - $Nil; 2005 - $Nil); and

The Company charged MCI for:
(e) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(f) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil);

The Company charged TDCI for:
(g) rent of $3,000 (2006 - $Nil; 2005 - $Nil); and
(h) office expenses of $12,000 (2006 - $Nil; 2005 - $Nil).

(iv)

paid to related parties:

Zab charged the Company for:
(a) payroll expenses of $Nil (2006 - $322,629; 2005 - $205,608); and
(b) other expenses of $4,061 (2006 - $Nil; 2005 - $1,455).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

14.

Gain on Settlement of Debt

During the early part of 2007, the Company was successful in negotiating down a marketing contract with a local advertising company which resulted in the Company having a gain on settlement in the amount of $112,369.

15.

Income Taxes

	2007	2006
Future income tax assets	28.70%	34.12%
Excess of undepreciated capital cost over net book
value of fixed assets	$ 527,000	$ 518,000
Share issuance costs tax value	84,000	153,000
Excess of unused exploration expenditures for
Canadian tax purposes over net book value	77,000	92,000
Non-capital losses	3,005,000	2,464,000
Capital losses	174,000	206,000
Future income tax assets	3,867,000	3,433,000
Valuation allowance for future income tax assets	(3,867,000)	(3,433,000)

Future income tax assets, net	$ 0	$ 0

The valuation allowance reflects the Company's estimate that the tax assets will likely not be realized and, consequently, have not been recorded in these financial statements.

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $1,209,000 that can be carried forward indefinitely.

The Company has available non-capital losses of $10,563,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

Year	Amount
2008	$1,049,000
2009	1,578,000
2010	2,316,000
2014	965,000
2026	687,000
2027	3,968,000
$10,563,000

The benefit of these losses has not been recorded in these financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

15.

Income Taxes (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006	2005

Income tax expense (benefit) computed at Canadian statutory rates	$ (1,361,000)	$ (1,567,000)	$ 388,000
Temporary tax differences	198,000	1,888,000	188,000
Permanent tax differences	194,000	124,000	(32,000)

Reduction of income taxes resulting from statutory tax rate reduction	(545,000)	0	0
Differences attributable to income taxes of other countries	(353,000)	(685,000)	(64,000)
Unrecognized (utilized) tax losses	1,867,000	240,000	(480,000)
Future income tax benefit	$ 0	$ 0	$ 0

16.

Commitments

a)

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of LVFH.  The remuneration for the services provided is $30,000, plus GST per month.  The agreement expires in June 2010 and is renewable.

b)

The Company has entered into a sub-lease agreement expiring on December 31, 2008 with an arm’s length third party in respect to approximately 6,414 square feet of office space.  Monthly payments for the sub-lease consist of $3,475 plus GST for rent and, $9,759 plus GST for the Company’s proportionate share of the building property taxes and operating expenses.  Subsequent to year-end, the amount charged for the Company’s proportionate share of the building property taxes and operating expenses have increased reflecting the increase in property taxes and operating expenses.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

17.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices

a)

Recent US accounting pronouncements

(i)

SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was affected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. There is no impact on the Company’s consolidated financial statements.

(iii)

SFAS 159, Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. There is no impact on the Company’s consolidated financial statements.

(iv)

FIN 48, Accounting for Uncertainty in Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. There is no impact on the Company’s consolidated financial statements.

(v)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(vi)

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

17.

Differences Between Canadian and US Generally Accepted Accounting Principles and Practices (Continued)

b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States of America (“US GAAP”).

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

	2007	2006

Total Stockholders' Equity per Canadian GAAP	$ 6,902,501	$ 9,138,713

Total common shares and additional paid-in capital per Canadian GAAP	$ 31,103,288	$ 29,792,819
Adjustments for issue and exercise of stock options per US GAAP	3,159,311	2,717,716
Total common shares and additional paid-in capital per US GAAP		32,510,535

Total contributed surplus per Canadian GAAP	3,159,311	2,717,716
Adjustments for issue and exercise of stock options per US GAAP	(3,159,311)	(2,717,716)
Total contributed surplus per US GAAP	0	0

Total deficit per Canadian GAAP	(27,360,098)	(23,371,822)
Adjustments per US GAAP	0	0
Total deficit per US GAAP	(27,360,098)	(23,371,822)

Total Stockholders' Equity per US GAAP	$ 6,902,501	$ 9,138,713

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

(Canadian Dollars)

18.

Subsequent Events

a)

The Company’s wholly-owned subsidiary has signed a Software Licensing Agreement (“SLA”) with a subsidiary of CY Foundation Group Limited (“CYF”) (HKSE:1182) to provide CYF and its subsidiaries (the “CYF Group”) with LVFH’s software gaming platform in the People’s Republic of China (“PRC”).  CYF, through a controlled entity in the PRC, is licensed by the Ministry of Culture of the Government of the PRC to operate online games and tournaments across China.  In addition to entering into an SLA to provide the CYF Group with the LVFH software for the entire PRC in which the CYF Group shall pay LVFH a standard licensing royalty, the Company has also entered into a Definitive Agreement to pay CYF CDN$850,000 (paid on March 4, 2008) in order for the CYF Group to exclusively use the LVFH Software (“Exclusivity Rights”) to operate certain online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  The CYF Group shall pay royalty payments to LVFH the greater of either 10% (ten percent) of all tournament fees collected by the CYF Group less the tournament prizes paid to the players or 1% (one percent) of all tournament collection fees collected by the CYF Group without any deductions for prizes paid to the players that are generated from the operations of the Selected LVFH Software and/or any other similar software that the CYF Group uses in the Designated Territory.

b)

Subsequent to the year ended 2007, a total of 78,750 employee stock options were exercised at prices ranging from $0.10 to $0.12 per common share for total proceeds to the Company of $9,200; 143,750 employee stock options at exercise prices ranging from $0.11 to $0.18 per common share were forfeited, 607,500 employee stock options at exercise prices ranging from $0.12 to $0.18 per common share were cancelled and 220,000 stock options were granted to consultants and an employee at exercise prices ranging from $0.11 to $0.15 per common share.

c)

Subsequent to the year ended 2007, the Company completed the private placement entered into with SPO, a foreign investment company and has issued 5,000,000 units in the securities of the Company at the purchase price of CDN $0.17 per unit for total proceeds to the Company of CDN $850,000.  The units, which have been issued, have a hold period that expires on June 19, 2008.  Each unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of Cdn $0.25 per common share.

d)

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.